FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File Number: 001-33911

RENESOLA LTD

No. 8 Baoqun Road, YaoZhuang

Jiashan, Zhejiang 314117

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

RENESOLA LTD

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENESOLA LTD

By:	/s/ Xianshou Li
Name:	Xianshou Li
Title:	Chief Executive Officer

Date: June 3, 2008

Exhibit 99.1

ReneSola Ltd Files Registration Statement

for Follow-on Public Offering in the United States

ReneSola Ltd (“ReneSola” or the “Company”), a leading Chinese manufacturer of solar wafers for the photovoltaic industry, announces that on 30 May 2008, the Company filed a registration statement on Form F-1 (the “F-1 Registration Statement”) with the U.S. Securities and Exchange Commission relating to a follow-on public offering (the “Offering”) of 9,000,000 American Depositary Shares (“ADSs”) in the United States. Each ADS represents two shares of the Company.

The ADSs to be sold in the Offering are expected to be listed on The New York Stock Exchange. The Company will also make application for the shares represented by the ADSs to be sold in the Offering to be admitted to trading on the AIM market of the London Stock Exchange (“AIM”).

The Company expects to sell 8,149,437 ADSs in the Offering and certain selling shareholders (the “Selling Shareholders”) expect to sell 850,563 ADSs. In addition, the Company and the Selling Shareholders have granted the underwriters an option to purchase up to 595,437 and 754,563 additional ADSs respectively within 30 days of the closing of the Offering to cover over-allotments. Further details of the Selling Shareholders are set out in the Appendix to this announcement.

The Company intends to use the net proceeds of the Offering for the following purposes:

•	approximately US$70 million to expand its solar wafer manufacturing facilities and purchase additional equipment for its wafer capacity expansion plan in 2008 and 2009;

•	approximately US$100 million to invest in polysilicon manufacturing production in 2008 and 2009; and

•	the remaining amount for other general corporate purposes.

Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. are joint bookrunners for the Offering. The Company’s F-1 Registration Statement is available from the SEC website at: http://www.sec.gov/Archives/edgar/data/1417892/000119312508125810/0001193125-08-125810-index.htm. The Offering will be made only by means of a prospectus.

This press release is not an offer of securities of ReneSola for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements. ReneSola is in the process of registering the public offering in the United States.

For further information, please contact:

In China:

Charles Bai, CFO

ReneSola Ltd

Tel: +86 573 8477 3061, +86 573 8477 3058

Email: charles.bai@renesola.com

In the UK:

Tim Feather/Richard Baty

Hanson Westhouse Limited

Tel: +44 113 246 2610

Email: tim.feather@hansonwesthouse.com

Appendix

Details of the Selling Shareholders

The Selling Shareholders expect to sell a total of 850,563 ADSs, representing 1,701,126 shares, in the Offering. In addition, the Selling Shareholders have granted the underwriters an option to purchase up to a further 754,563 ADSs within 30 days of the closing of the Offering.

The Selling Shareholders are all directors or executive officers of the Company or Zhejiang Yuhui Solar Energy Source Co. Ltd (“Zhejiang Yuhui”), the Company’s principal trading subsidiary. The number of shares expected to be sold by each of the Selling Shareholders in the Offering, before any exercise of the over-allotment option, is as follows:

Name	Shares held beneficially expected to sold in the Offering
Xianshou Li (Director and Chief Executive Officer) of ReneSola (1)	597,210

Yuncai Wu (Director and Vice President of ReneSola) (2)	262,312
Zhengmin Lian (Director of Zhejiang Yuhui) (1)	334,119
Xiangjun Dong (Director of Zhejiang Yuhui) (3)	261,485
Charles Bai (Chief Financial Officer of ReneSola)	120,000
Binghua Huang (Director and Chief Technology Officer of ReneSola)	10,000
Cheng-Hsien Yeh (Chief Operating Officer of ReneSola)	20,000
Panjian Li (Chief Strategy Officer of ReneSola)	96,000

Total	1,701,126

(1)	The shares held beneficially and expected to be sold in the Offering are held though Ruixin Holdings Limited.

(2)	The shares held beneficially and expected to be sold in the Offering are held though Yuncai Holdings Limited.
(3)	The shares held beneficially and expected to be sold in the Offering are held though Ruixin Holdings Limited and Yuncai Holdings Limited.